Exhibit 21.1

Diamondback Energy, Inc.
Significant Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Diamondback E&P LLC	Delaware
Eclipse Merger Sub II, LLC	Delaware
Endeavor Energy Resources, L.P.	Texas
QEP Energy Company	Delaware
QEP Resources, Inc.	Delaware
Viper Energy Partners LLC	Delaware